                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

          [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


Commission file number  0-20578
                        -------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         LAYNE CHRISTENSEN COMPANY HOURLY 401(k) RETIREMENT SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            LAYNE CHRISTENSEN COMPANY
                          1900 SHAWNEE MISSION PARKWAY
                           MISSION WOODS, KANSAS 66205

                            LAYNE CHRISTENSEN COMPANY
                      HOURLY 401(k) RETIREMENT SAVINGS PLAN

         --------------------------------------------------------------


          FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 AND FOR
         THE YEARS THEN ENDED, SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31,
        2003, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                            LAYNE CHRISTENSEN COMPANY

                      HOURLY 401(k) RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS


                                                                           PAGES
                                                                           -----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM................      1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002,
      AND FOR THE YEARS THEN ENDED:

      Statements of Net Assets Available for Benefits...................      2

      Statements of Changes in Net Assets Available for Benefits........      3

      Notes to Financial Statements.....................................  4 - 7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003 -

      Form 5500, Schedule H, Part IV, Line 4i - Schedule of
      Assets (Held at End of Year)...................................... 8 - 10


Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the Layne Christensen Company Hourly 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Layne Christensen Company Hourly 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Kansas City, Missouri
May 27, 2004

         LAYNE CHRISTENSEN COMPANY HOURLY 401(K) RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2003 AND 2002


                                                                 2003                   2002
                                                         ---------------------   -------------------

ASSETS:
     INVESTMENTS, at fair value:
           Common/collective trust fund                           $ 3,214,373           $ 3,234,335
           Mutual funds                                             3,391,076             2,585,495
           Layne Christensen Company stock account                     84,821                62,346
           Participant loans                                          598,309               597,558
                                                         ---------------------   -------------------
                    Total investments, at fair value                7,288,579             6,479,734
                                                         ---------------------   -------------------

     RECEIVABLES:
           Employee contributions                                      35,717                32,182
           Accrued income                                               2,002                 1,966
                                                         ---------------------   -------------------
                    Total receivables                                  37,719                34,148
                                                         ---------------------   -------------------

     CASH                                                                 200                   205
                                                         ---------------------   -------------------
                         Total assets                               7,326,498             6,514,087

LIABILITIES:
       Accrued expenses                                                13,865                13,780
                                                         ---------------------   -------------------

NET ASSETS AVAILABLE FOR BENEFITS                                 $ 7,312,633           $ 6,500,307
                                                         =====================   ===================


                       See Notes to Financial Statements.

         LAYNE CHRISTENSEN COMPANY HOURLY 401(K) RETIREMENT SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002



                                                          2003                     2002
                                                   ------------------       ------------------
ADDITIONS:
  Investment income:
     Interest and dividend income                        $   218,386              $   291,868
     Net appreciation (depreciation)
       in fair value of investments                          739,077                 (593,326)
                                                   ------------------       ------------------
              Net investment income (loss)                   957,463                 (301,458)
                                                   ------------------       ------------------

     Participant contributions                               593,478                  646,894
                                                   ------------------       ------------------

TOTAL ADDITIONS                                            1,550,941                  345,436
                                                   ------------------       ------------------

DEDUCTIONS:
  Withdrawals and terminations                               719,706                  379,516
  Administrative expenses                                     18,909                   22,090
                                                   ------------------       ------------------
TOTAL DEDUCTIONS                                             738,615                  401,606
                                                   ------------------       ------------------

NET ADDITIONS (DEDUCTIONS)                                   812,326                  (56,170)
                                                   ------------------       ------------------

NET ASSETS AVAILABLE FOR BENEFITS
     AT BEGINNING OF YEAR                                  6,500,307                6,556,477
                                                   ------------------       ------------------
NET ASSETS AVAILABLE FOR BENEFITS
     AT END OF YEAR                                      $ 7,312,633              $ 6,500,307
                                                   ==================       ==================


                       See Notes to Financial Statements.

         LAYNE CHRISTENSEN COMPANY HOURLY 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

(1)  DESCRIPTION OF PLAN

     The following brief description of the Layne Christensen Company 401(k) Hourly Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     (a) General - The Plan is administered by Layne Christensen Company and an Administrative Committee comprised of individuals appointed by the Layne Christensen Company Board of Directors. Merrill Lynch Trust Company ("Merrill Lynch") serves as the Plan's trustee. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     (b) Eligibility - All hourly employees of Layne Christensen Company and its subsidiaries (the "Company") who have completed three months of service and are not represented by a collective bargaining unit or covered under another qualified profit sharing plan are eligible to participate in the Plan. Effective December 31, 2003, the Company elected to freeze the Plan in which no new Plan participants will enter the Plan and no new elective deferrals will be contributed into the Plan. (See Note 7.)

     (c) Contributions - Employee contributions are voluntary. Employees may make a basic (pre-tax) contribution of at least 1% up to limitations imposed by the Internal Revenue Service ("IRS"). The Plan does not allow for employer contributions. Effective January 2002, employees age 50 or older who make the maximum allowable pre-tax contribution to the Plan are entitled to make an additional "catch-up contribution" in accordance with the Plan documents.

     (d) Investment Options - The Plan has twenty-three types of investment funds available through Merrill Lynch. Of these, nine are considered "core" investment options while the remaining fourteen represent an expanded group of funds available to participants who wish to invest beyond the core offerings. Participants may allocate their elected deferral percentage to any or all funds in 1% increments. Participants may change their allocation between funds any time during the year.

     (e) Participant Accounts and Vesting - Investment income is allocated on a daily basis among the Plan members who are participants of the Plan. The income allocation is made in proportion to the amount each participant's account bears to the aggregate amount of all such accounts. Participants are immediately vested in their contributions plus actual earnings thereon.

     (f) Loans to Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested employee deferral account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms for repayment shall be no less than one year and no greater than five years, unless the loan qualifies as a home loan, for which repayment terms may be up to 15 years. Loans are secured by assignment of 50% of the vested amount of the participant's account and bear interest at a rate equal to the prime rate. Principal and interest are paid ratably through payroll deductions.

          Participants eligible for a withdrawal as a result of financial hardship may request that all or a portion of their account be distributed. IRS regulations define severe financial hardship as a condition caused by the need for funds required for the purchase of or eviction from a family's principal residence, college education for employees' dependent children, self or spouse, or for major uninsured family medical expenses. The Administrative Committee must approve any such hardship withdrawals. The loan provision must be exhausted prior to applying for a hardship withdrawal.

     (g) Payment of Benefits - Upon termination of employment or retirement, the participant or, in the case of death, the surviving spouse, can elect to receive the participant's account balance in a single lump sum or in installments. Account balances which do not exceed $5,000 may be paid in a single lump sum upon termination. Participants with an account balance greater than $5,000 can elect to indefinitely maintain their account balance within the Plan.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     (b) Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

          The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     (c) Valuation of Investments - The common/collective trust fund is stated at estimated fair value which has been determined based on the unit values of the fund. Unit values are determined by the institution sponsoring such fund by dividing the fund's net assets by its units outstanding at the valuation dates. The mutual funds are valued at quoted market values which represent the net asset values of shares held by the Plan at year-end. The Plan's investment in the Layne Christensen Company Stock Account is valued at quoted market prices as determined by closing sales prices reported on the last business day of the year. Participant loans are valued at outstanding principal balances due which approximate fair value. Investment transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

     (d) Administrative Expenses - Most administrative costs (e.g., investment transaction fees, trustee fees, record keeping fees and audit fees) are paid by the Plan. Other costs are paid by the Company.

     (e) Payment of Benefits - Benefit payments to participants are recorded upon distribution.


(3)  INVESTMENTS

          The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002 are as follows:


                                                            December 31, 2003  December 31, 2002
                                                            -----------------  -----------------

          Merrill Lynch Retirement Preservation Trust           $  3,214,373       $  3,234,335
          Merrill Lynch Basic Value Fund                           1,814,798          1,384,273
          Participant Loans                                          598,309            597,558


     During 2003 and 2002 the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

                                                                Year Ended         Year Ended
                                                            December 31, 2003  December 31, 2002
                                                            -----------------  -----------------

     Investments at fair value as determined
       by quoted market price:

       Common stock                                         $          26,193  $            (355)
       Mutual funds                                                   712,884           (592,971)
                                                            -----------------  -----------------
         Net change in fair value                           $         739,077  $        (593,326)
                                                            =================  =================


(4)  PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.

(5)  TAX STATUS

     The IRS has determined and informed the Company by a letter dated June 10, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the "Code"). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

(6)  RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds and units in a common collective trust fund managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

     The Layne Christensen Company Stock Account includes transactions that also qualify as party-in-interest transactions. At December 31, 2003 and 2002, the Plan held 7,146 and 7,603 units, respectively, of common stock of Layne Christensen Company, the sponsoring employer, with a cost basis of $49,758 and $49,533, respectively. There was no dividend income recorded by the Plan during the years ended December 31, 2003 and 2002.

(7)  SUBSEQUENT EVENTS

     Effective January 1, 2004, the Company merged the Plan into the Layne Christensen Company Capital Accumulation Plan ("CAP Plan"). After the merger, all participants in the Plan became eligible to participate in the CAP Plan.

     Effective January 1, 2004, the following funds were eliminated from the Plan's investment options: AllianceBernstein Small Cap Growth Fund, MFS Research Fund, AllianceBernstein Worldwide Privatization Fund, John Hancock Sovereign Investors Fund, MFS Emerging Growth Fund, Merrill Lynch Fundamental Growth Fund, AllianceBernstein Corporate Bond Portfolio.

LAYNE CHRISTENSEN COMPANY HOURLY 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003


-----------------------------------------------------------------------------------------------------------------------------------

     (a)                   (b)                                               (c)                         (d)               (e)

                                                          DESCRIPTION OF INVESTMENT INCLUDING MATURITY
                   IDENTITY OF ISSUER, BORROWER,           DATE, RATE OF INTEREST, COLLATERAL, PAR OR
                       LESSOR OR Similar Party                          maturity value                   Cost         Current Value

            *    Merrill Lynch                       Layne Christensen Company Stock Account              **         $     84,821
                                                     Common Stock    (7,146 shares)

            *    Merrill Lynch                       Merrill Lynch Retirement Preservation Trust          **            3,214,373
                                                     Common/Collective Trust    (3,214,373 units)

                 Managers                            Managers International Equity Fund                   **              120,336
                                                     Mutual Fund    (2,926 shares)

            *    Merrill Lynch                       Merrill Lynch Fundamental Growth Fund                **               75,822
                                                     Mutual Fund    (4,666 shares)

                 Franklin                            Franklin Small-Mid Capital Growth Fund               **               43,670
                                                     Mutual Fund    (1,445 shares)

                 MFS                                 MFS Emerging Growth Fund                             **               30,955
                                                     Mutual Fund    (1,095 shares)

                 John Hancock                        John Hancock Health Sciences Fund                    **               24,867
                                                     Mutual Fund    (583 shares)

                 AllianceBernstein                   AllianceBernstein Worldwide Privatization Fund       **                4,186
                                                     Mutual Fund   (385 shares)

            *    Merrill Lynch                       Merrill Lynch Basic Value Fund                       **            1,814,798
                                                     Mutual Fund    (59,580 shares)


LAYNE CHRISTENSEN COMPANY HOURLY 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003


-----------------------------------------------------------------------------------------------------------------------------------

     (a)                   (b)                                               (c)                         (d)               (e)

                                                          DESCRIPTION OF INVESTMENT INCLUDING MATURITY
                   IDENTITY OF ISSUER, BORROWER,           DATE, RATE OF INTEREST, COLLATERAL, PAR OR
                       LESSOR OR Similar Party                          maturity value                   Cost         Current Value

            *    Merrill Lynch                       Merrill Lynch Balanced Capital Fund                  **         $    246,181
                                                     Mutual Fund    (9,339 shares)

            *    Merrill Lynch                       Merrill Lynch Pacific Fund                           **                6,057
                                                     Mutual Fund    (323 shares)

                 PIMCO                               PIMCO Total Return Fund                              **              319,124
                                                     Mutual Fund    (29,797 shares)

            *    Merrill Lynch                       Merrill Lynch S&P 500 Index Trust                    **              141,257
                                                     Mutual Fund    (10,356 shares)

                 AllianceBernstein                   AllianceBernstein Corporate Bond Portfolio           **                  871
                                                     Mutual Fund    (72 shares)

                 Van Kampen                          Van Kampen Emerging Growth Fund                      **               89,393
                                                     Mutual Fund    (2,474 shares)

                 Seligman                            Seligman Communications and Information Fund         **              114,708
                                                     Mutual Fund    (4,989 shares)

                 AllianceBernstein                   AllianceBernstein Small Cap Fund                     **                  321
                                                     Mutual Fund    (16 shares)

                 State Street                        State Street Research Global Resources Fund          **                  493


LAYNE CHRISTENSEN COMPANY HOURLY 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003


-----------------------------------------------------------------------------------------------------------------------------------

     (a)                   (b)                                               (c)                         (d)               (e)

                                                          DESCRIPTION OF INVESTMENT INCLUDING MATURITY
                   IDENTITY OF ISSUER, BORROWER,           DATE, RATE OF INTEREST, COLLATERAL, PAR OR
                       LESSOR OR Similar Party                          maturity value                   Cost         Current Value

                                                     Mutual Fund    (15 shares)

                 Pioneer                             Pioneer Europe Fund                                  **         $      2,031
                                                     Mutual Fund    (79 shares)

                 MFS                                 MFS Research Fund                                    **               20,045
                                                     Mutual Fund    (1,146 shares)

                 Davis New York                      Davis New York Venture Fund                          **              335,488
                                                     Mutual Fund    (12,191 shares)

                 John Hancock                        John Hancock Sovereign Investors Fund                **                  473
                                                     Mutual Fund    (25 shares)

              *  Plan Participants                   Participant Promissory Notes                                         598,309
                                                     Interest rates ranging from 4% to 9.5%;
                                                     maturity dates through July 2014.
                                                                                                                    ---------------

                 TOTAL INVESTMENTS                                                                                   $  7,288,579
                                                                                                                    ===============


          * Indicates party-in-interest to the Plan.

         ** Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         LAYNE CHRISTENSEN COMPANY
                                         HOURLY 401(k) RETIREMENT
                                         SAVINGS PLAN


DATE: June 28, 2004                      By Layne Christensen Company

                                         By   /s/ Jerry W. Fanska
                                            ------------------------------------
                                              Jerry W. Fanska
                                              Vice President Finance - Treasurer

                                  EXHIBIT INDEX




Exhibit
Number                     Description of Documents                     Page
------              ----------------------------------------------      ----

  24                   Consent of Independent Registered                 13
                       Public Accounting Firm